Exhibit 99.1

Akanda’s First Towers & Fiber Increases Recurring Revenue with completion of 200 KM Fiber Network

Toronto, Ontario--(Newsfile Corp. – August 13, 2026) - Akanda Corp. (NASDAQ: AKAN) ("Akanda") and its 100% owned subsidiary First Towers & Fiber Corp. ("FTF" or the "Company"), an emerging telecommunications infrastructure developer in Mexico, today announced an update on recent operational milestones and expansion progress, underscoring its continued growth in telecommunications infrastructure.

Core Business and Tower Operations

FTF maintains a portfolio of 28 cellular tower sites, all fully operational and actively radiating signal. The Company continues to focus on its passive infrastructure model, leasing tower assets to a growing roster of network providers.

Fiber Network Deployment and Revenue Timeline

The Company has completed physical installation of 200 kilometers of fiber optic infrastructure. The first 100 kilometers (50%) have been formally accepted by a network provider client and have entered the billing phase, with initial lease cash flow expected in August/September 2026. The remaining 100 kilometers (50%) are scheduled for client acceptance by December 2026. Once fully accepted, the entire 200-kilometer network is projected to reach full commercial run-rate cash flow beginning January 2027.

Regional Expansion in Guanajuato

The fiber deployment marks a strategic expansion into the Guanajuato region, with a specific focus on the Irapuato–Silao industrial corridor — a key local market that the Company believes strengthens its regional presence and service reach.

FTF remains committed to advancing connectivity through strategic infrastructure growth and efficient service delivery, positioning itself as a reliable partner for telecom providers and the communities they serve.

Chris Cooper, President of FTF, stated:

“This update reflects the steady execution of our fiber and tower strategy in Mexico. Completing installation on the full 200-kilometer network, and bringing the first half into billing, is a meaningful step toward the recurring revenue growth we've been building toward. We're equally pleased to extend our footprint into Guanajuato, a corridor that we believe strengthens our position with key partners in the region.”

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is an emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

For further information, contact:

AKANDA CORP. GENERAL ENQUIRIES
E: ir@akandacorp.com

Forward-Looking Statements

This press release contains "forward-looking statements." Such statements which are not purely historical (including, but not limited to statements that contain words such as "will," "believes," "plans," "anticipates," "expects," "intends," "would," "could" and "estimates") are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of Akanda’s acquisition of FTF; (iii) the limited operating history of each of Akanda and FTF; (iv) the ability of Akanda and its subsidiaries (collectively, "Akanda Group") to grow and manage growth effectively; (v) the ability of Akanda Group to execute their business plans; (vi) estimates of the size of the markets for Akanda Group's products and services; (vii) the rate and degree of market acceptance of Akanda Group's products and services; (viii) Akanda Group's ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving Akanda Group; (xi) risks relating to the uncertainty of projected financial information; (xii) the effects of competition on Akanda Group's businesses; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for Akanda Group's products and services; (xvi) the ability to meet Nasdaq's listing standards; (xvii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in the future; (xviii) the ability of Akanda to manage its significant debt load and liabilities; and (xix) such other risks and uncertainties as are discussed in Akanda's Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda's reports and statements filed from time-to-time with the Securities and Exchange Commission.